Rule 424(b)(2)
                                                   Registration No. 333-60474


PRICING SUPPLEMENT NO. 212 dated March 14, 2005
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PZD6

ISIN:                           US52517PZD67

Specified Currency:             US Dollars

Principal Amount:               US$5,000,000.00

                                Total                 Per Note
Issue Price:                    US$5,000,000.00       100%
Agent's Commission:             US$        0.00         0%
Proceeds to Lehman
   Brothers Holdings:           US$5,000,000.00       100%

In addition, at the Original Issue Date specified below, Lehman Brothers Holdings may issue additional Notes similar in all respects (including with respect to the Issue Price and the Agent's Commission specified above).


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Trade Date:                     March 14, 2005

Original Issue Date:            April 13, 2005

Stated Maturity Date:           April 13, 2020, subject to Optional
                                Redemption; provided that if such day is not a New York or London Business Day, then such day will be the following New York and London
                                Business Day unless such day falls in the following month in which case it will be the preceding New York and London Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable


[X ]  Fixed Rate Note

[  ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [  ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        8.50%, subject to "Interest Accrual"
                                provisions, as described below.

Interest Reset Dates:           Daily, commencing on April 13, 2005.

Interest Payment Dates:         Each July 13, October 13, January 13, and April
                                13, commencing on July 13, 2005, subject to Optional Redemption; provided that if such day is not a New York or London Business day, then such day will be the following New York and London Business day unless such day falls in the following month in which case it will be the preceding New York and London Business
                                Day, and provided further that the final
                                Interest Payment Date for any Notes shall be the applicable maturity date.

Interest Accrual:               Interest will accrue on each day on which
                                6-Month LIBOR for the relevant LIBOR
                                Observation Date is within the applicable LIBOR
                                Range. If the value of 6-Month LIBOR (stated as a percent per annum) on the relevant LIBOR
                                Observation Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated under "LIBOR Range" below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at 8.50% per annum.
                                If, however, the value of 6-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day. See
                                "Risk Factors" below for certain relevant considerations.

6-Month LIBOR:                  For any LIBOR Observation Date, the offered
                                rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page
                                3747 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation
                                Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Interest Rate Calculation Agent will determine LIBOR in the manner described in the Prospectus Supplement, substituting "five" in each place "four" appears with respect to the number of major banks in the London interbank market selected by the Interest Rate
                                Calculation Agent, for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date.

LIBOR Range:                    Period                        LIBOR
                                Original Issue Date-          0% (minimum) to
                                   Stated Maturity Date       7.0% (maximum)

LIBOR Observation Date:         With respect to each day that is a London
                                Business Day that does not occur during the LIBOR Suspension Period, that London Business
                                Day. With respect to each day that is not a London Business Day not occurring during the LIBOR Suspension Period, the last preceding
                                London Business Day. With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation Date will be the last
                                London Business Day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:        The period beginning on the fifth New York and
                                London Business Day prior to but excluding each Interest Payment Date (including the Stated
                                Maturity Date).

London Business Day:            A day other than a Saturday or Sunday on which
                                dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

New York Business Day:          Any day that is not a Saturday or a Sunday and
                                that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on July 13,
                                2005. Notice of redemption will be given not less than five New York and London Business
                                Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000.00 and whole multiples of $1,000.00

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poor's Ratings Services, A1 by
                                Moody's Investors Service and A+ by Fitch
                                Ratings.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the Interest Accrual provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more London Business Days during the applicable period, in which event no interest will accrue for the related days during the period. As a result, less interest may be payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


Historical Levels of 6-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      6-Month LIBOR       Observation Date      6-Month LIBOR

January 13, 1987      6.188               April 15, 1996        5.531
April 13, 1987        7.031               July 15, 1996         5.875
July 13, 1987         7.062               October 14, 1996      5.625
October 13, 1987      9.000               January 13, 1997      5.688
January 13, 1988      7.562               April 14, 1997        6.031
April 13, 1988        7.250               July 14, 1997         5.812
July 13, 1988         8.438               October 13, 1997      5.812
October 13, 1988      8.688               January 13, 1998      5.594
January 13, 1989      9.562               April 13, 1998        5.688
April 13, 1989       10.500               July 13, 1998         5.750
July 13, 1989         8.688               October 13, 1998      5.158
October 13, 1989      8.562               January 13, 1999      5.030
January 15, 1990      8.250               April 13, 1999        5.039
April 13, 1990        8.625               July 13, 1999         5.599
July 13, 1990         8.312               October 13, 1999      6.086
October 15, 1990      8.188               January 13, 2000      6.220
January 14, 1991      7.562               April 13, 2000        6.511
April 15, 1991        6.250               July 13, 2000         6.914
July 15, 1991         6.438               October 13, 2000      6.710
October 14, 1991      5.500               January 16, 2001      5.589
January 13, 1992      4.125               April 16, 2001        4.646
April 13, 1992        4.250               July 13, 2001         3.798
July 13, 1992         3.625               October 15, 2001      2.380
October 13, 1992      3.438               January 14, 2002      1.791
January 13, 1993      3.500               April 15, 2002        2.201
April 13, 1993        3.312               July 15, 2002         1.910
July 13, 1993         3.500               October 15, 2002      1.792
October 13, 1993      3.375               January 13, 2003      1.390
January 13, 1994      3.375               April 14, 2003        1.299
April 13, 1994        4.375               July 14, 2003         1.110
July 13, 1994         5.375               October 14, 2003      1.185
October 13, 1994      5.812               January 13, 2004      1.170
January 13, 1995      6.625               April 13, 2004        1.235
April 13, 1995        6.375               July 13, 2004         1.860
July 13, 1995         5.750               October 13, 2004      2.210
October 16, 1995      5.875               January 13, 2005      2.890
January 15, 1996      5.500


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Lehman Brothers Holdings Inc. may choose to redeem the Notes at times when prevailing interest rates are relatively low. As a result, investors generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the Notes being redeemed.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium.

Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Nahill Younis
Name:    Nahill Younis
Title:   Authorized Officer